

August 22, 2025

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Ltd Co.
Mespil Business Centre
Mespil House, Sussex Road
Dublin 4, Ireland

> **Re: SMX (Security Matters) Public Ltd Co.**
> **Registration Statement on Form F-1**
> **Filed August 15, 2025**
> **File No. 333-289651**

Dear Haggai Alon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Samantha M. Guido, Esq.